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                               September 6, 2022

       Anat Heller
       Chief Financial Officer
       Mobileye Holdings Inc.
       Har Hotzvim, 13 Hartom Street
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Holdings
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted August
22, 2022
                                                            CIK No. 0001910139

       Dear Ms. Heller:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2022 letter.

       Draft Registration Statement Submitted on August 22, 2022

       Prospectus Summary, page 1

   1. You state that during the first half of 2022, you shipped approximately 16 million SoCs.
                                                        Considering the
significance of SoCs to your total revenue, coupled with the supply constraints related to
chips, please revise throughout the filing to also disclose the number of SoC's shipped for
each period presented to add context to this disclosure.
 Anat Heller
FirstName LastNameAnat
Mobileye Holdings  Inc. Heller
Comapany 6,
September  NameMobileye
              2022        Holdings Inc.
September
Page 2     6, 2022 Page 2
FirstName LastName
Prospectus Summary
Relationship with Intel, page 9

2. Please revise to highlight the key provisions relating to your ongoing relationship with
         Intel pursuant to the Master Transaction Agreement, including the material terms of any agreements related to the conduct of this offering and future transactions. Disclose that you will grant Intel a continuing right to purchase from the company such number of shares of Class A common stock or Class B common stock as is necessary for Intel to maintain an aggregate ownership of your common stock representing at least 80.1% of your common stock outstanding following the completion of this offering. Also disclose that the Master Transaction Agreement provides that you will cooperate with Intel to accomplish a distribution by Intel of your common stock to Intel stockholders and that
         Intel will determine, in its sole and absolute discretion, whether to proceed with all or part of the distribution, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution, if at all.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 67

3. We note that you removed the pro forma adjustment for the settlement of the related party loan in connection with the legal purchase of Moovit entities. Your disclosures on page
         F-48 indicate that the $900 million is payable in cash to Intel and presented within related party payable. Please clarify whether final settlement has been paid. If not, tell us how and when such amount will be settled. To the extent final settlement relates to either the
         Reorganization or Offering transactions, revise as necessary to reflect this transaction in your pro forma financial statements or explain.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six months ended July 2, 2022 and June 26, 2021, page 79

4. Your discussion appears to attribute the decrease in gross margin for the first half of fiscal
         2022 to the sale of SuperVision with greater hardware content. On page 23 and 73 you indicate that as a result of the global semiconductor shortage and inflationary pressures, you have experienced, continue to experience and expect to experience in 2023, increases in the cost of your EyeQ SoCs. You further state that while you are seeking to adjust prices charged to your customers, you anticipate your gross margin will decrease, as least in the short term. Please tell us, and revise your disclosures as necessary, to clarify how the semiconductor shortage and inflationary pressures impacted your gross margins for the first half of fiscal 2022.

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at
 Anat Heller
Mobileye Holdings Inc.
September 6, 2022
Page 3

(202) 551-3453 with any other questions.



                                           Sincerely,
FirstName LastNameAnat Heller
                                           Division of Corporation Finance
Comapany NameMobileye Holdings Inc.
                                           Office of Technology
September 6, 2022 Page 3
cc:       P. Michelle Gasaway
FirstName LastName